Shareholder Meeting Count-Oppenheimer New Jersey Municipal Fund

On August 30, 2002, a special shareholder meeting was held at which all proposals were approved by shareholders as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

        FOR             AGAINST         ABSTAIN         TOTAL
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PROPOSAL NO. 1(A) THROUGH 1(D)
1(A) Amend the Fund's fundamental investment policy prohibiting the Fund from investing in real estate, to clarify that the Fund may invest in real estate investment trusts and other issuers that have interests in real estate:
        4,360,451.319   191,048.210     132,553.906     4,684,053.435
1(B) Amend the Fund's fundamental investment policy with respect to industry concentration:
        4,201,376.873   217,335.317     265,341.245     4,684,053.435
1(C) Amend the Fund's fundamental investment policy with respect to borrowing:
        3,941,485.454   505,224.170     237,343.811     4,684,053.435
1(D) Amend the Fund's fundamental investment policy with respect to lending:
        4,194,885.731   282,199.789     206,967.915     4,684,053.435
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PROPOSAL NO. 2
2. Approval of an Amended and Restated Class B 12b-1 Distribution and Service Plan and Agreement (Class B shareholders only):
        1,852,193.907    79,789.565     107,154.607     2,039,138.079